UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 19, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Directorate Change - dated 19 September 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: September 19,  2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: September 19,  2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

19 September 2013

Barclays PLC

Wendy Lucas-Bull appointed as non-executive Director

Barclays PLC and Barclays Bank PLC ("Barclays") announce that Wendy Lucas-Bull has been appointed as a non-executive Director of Barclays with immediate effect.

Wendy is Chairman of Barclays Africa Group Limited (formerly Absa Group Limited), one of the largest financial services groups in Africa and majority owned by Barclays.

Wendy is an experienced company Director with specific retail and commercial banking expertise and has held Board level positions in South African banks since 1994. She previously served as an Executive Director of Rand Merchant Bank and became CEO of FirstRand Retail following the merger of Rand Merchant Bank and First National Bank. Wendy is currently a Non-Executive Director of Anglo American Platinum Limited and has held senior Board positions at the Development Bank of Southern Africa, the South African Financial Markets Advisory Board, Nedbank Group Limited and Dimension Data PLC.

Commenting, Sir David Walker, Group Chairman, said, "I am pleased to announce Wendy's appointment to the Barclays Board. She brings strong banking experience, valuable regional knowledge and her appointment will further enhance the close working relationship between Barclays Group and our African businesses."

There is no additional information required to be disclosed pursuant to paragraph LR9.6.13R of the Listing Rules of the Financial Conduct Authority.

-ENDS-

For further information please contact:

Investor Relations Charlie Rozes +44 (0) 20 7116 5752	Media Relations Giles Croot +44 (0) 20 7116 6132

About Barclays PLC
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com